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                  SECURITIES AND EXCHANGE COMMISSION
                        450 Fifth Street, N.W.
                     Washington, D. C.   20549
                 ----------------------------------

                           FORM 10SB/A-2
            General Form for Registration of Securities

                Pursuant to Section 12(b) or (g) of
                The Securities Exchange Act of 1934


                     PACIFIC CART SERVICES LTD.
       (Exact name of registrant as specific in its charter)

Nevada                             88-0410480
(State of Incorporation)           (I.R.S. Employer
                                   Identification No.)

                       2501 Lansdowne Avenue
Saskatoon, Saskatchewan, Canada           S7J 1H3
       (Address of executive offices, including postal code)


Registrant's telephone number:     (306) 343-5799

Copies to:                         Conrad C. Lysiak, Esq.
                                   601 West First Avenue
                                    Suite 503
                                   Spokane, Washington   99201

 Securities to be registered pursuant to Section 12(b) of the Act:

                                NONE
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                          (Title of Class)

 Securities to be registered pursuant to Section 12(g) of the Act:

                            COMMON STOCK
 -----------------------------------------------------------------
                          (Title of Class)

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
ITEM 1.   DESCRIPTION OF BUSINESS.

THE BUSINESS

     PACIFIC CART SERVICES LTD.. (the "Company"), was incorporated under the laws of the State of Nevada on August 27, 1998 to a market mobile vending cart and certain other equipment relating to hot dog
vending under the brand name Mr. Tube Steak.   The mobile vending cart
is available in several styles including a counter top model and an easy tow trailer cart.

     The Company is a development stage corporation that has not yet commenced operations.

Mr. Tube Steak Canada, Inc.

     In January 1999, the Company signed a five year exclusive distribution agreement with Mr. Tube Steak Canada, Inc. ("MTS") to market its mobile vending cart in the states of Washington and California. Originally, the agreement covered the United States of America, however, on March 1, 1999, by amendment, the parties reduced the territory to the States of California and Washington.

     Under the terms of the agreement with MTS, the Company has an exclusive five (5) year right to distribute carts and products manufactured by MTS in California and Washington. The Company will acquire the carts and products from MTS for a fixed price as set forth in the agreement. The Company then has the right to determine the price that the carts and products will be sold in California and Washington. The Company will be responsible for all costs associated with the sale and marketing of the carts and products including, but not limited to advertising, marketing, pricing and distribution of the carts and products.

     MTS will invoice the Company for the purchase price of carts and products purchased by the Company. Invoices are due and payable within 60 days from the date of invoice and carts and products will be shipped by MTS within 60 days of submission of the purchase order by the Company.

     Prices to be charged by MTS will remain fixed for one year, but are subject to adjustment based upon: 1) fluctuation of the value of the Canadian dollar compared to the U.S. dollar; 2) changes in governmental regulations; and, 3) industry shortages. Invoices are due and payable in Canadian dollars.

     The agreement also provides that the parties may modify the agreement and grant the Company manufacturing rights. The foregoing is subject to mutual agreement of the parties and at the present time no discussions have been held between the Company and MTS regarding said manufacturing rights.

     The agreement is subject to automatic renewal for successive two
(2) year periods, unless the Company notifies MTS 180 days prior to the end of the term that it elects not to renew the agreement.

     In the event of a default by either party, the non-defaulting party may terminate the agreement provided that the non-breaching party notifies the defaulting party of the breach and the breach is not cured within 90 days. The agreement also provides for liquidated damages payable to the Company in the event of a breach by MTS.

     The agreement also provides for, upon mutual consent of the parties, the addition of countries, other than the United States of America, to the exclusive territory of California and Washington.

Mobile Vending Carts and Products

     The Countercart Vending Cart is a counter model designed to be a self contained hot dog service center. The Countercart includes an umbrella, a menu board, condiment service stand and a cart shaped hot dog and bun server, as well as, other necessities of food service including knives, tongs, operations manual.

     The Easy Tow Trailer Cart is a trailer model designed to be towed to the location of use. The Easy Tow Cart is waterproofed and has a sink, fresh water tank, pump, hot and cold running water, and a ice box, as well as an umbrella, propane tanks, condiment service stand, barbeque and hot plate, thermos cooler.

     The Mobile Vending Carts are designed to be completely self-sufficient. The Countercart will be marketed to convenience stores, sports complexes, and other counter available locations. The Easy Tow Cart will be marketed to individual entrepreneurs and businesses interested in hot dog sales.

     The Company may also distribute a full range of Mr. Tube Steak products including meats, buns and condiments. The Company will purchase these products from MTS. MTS purchases these products from Fletcher Fine Foods ("Fletcher"). Fletcher manufactures and packages meats, buns and condiments for MTS under the Mr. Tube Steak brand. Fletcher has offices in Vancouver, Seattle and Los Angeles. The Company will provide these products to the purchasers of its Mobile Vending Carts and other retail venues.

Distribution

     The Company's operations will consists of selling Mobile Vending Carts, meats and related products to retailers. The Company does not manufacture any of the products. The Mobile Vending Carts are manufactured by MTS and the hot dogs and related products are manufactured by Fletcher. Management believes that if MTS is unable to provide Mobile Vending Carts or products to the Company, the Company may be unable to replace its supply of Mobile Vending Carts, meats and related products. MTS manufactures the Mobile Vending Carts and operates primarily as an assembly plant. Outside manufacturers in the area produce most of the components that make up the carts.

Marketing.

     The Exclusive Distribution Agreement gives the Company the right to sell to individuals and businesses within the states of California and Washington. The Exclusive Distribution Agreement will begin by establishing a central commissary or distribution center. Central commissary or distribution centers will be added on an as needed basis. These commissaries distribute the MTS's products and all other supplies necessary for the operation of the carts. Individuals and businesses are required to utilize only the MTS's approved products and supplies on the carts.

     The Company intends to enforce this right through a contractual provision in the Company's contract with an injunctive provision set forth therein which may be enforced in any court of competent jurisdiction.


Trademarks and Patents

     MTS owns certain rights, names, recipes and trademarks, which the Company shall have the right to use for the duration of the Exclusive Distribution Agreement. The Company will acknowledge all MTS trademarks and copyrights on promotional materials and product literature.

Competition

     The Company in involved in highly competitive business. There are several other entities which manufacture and distribute vending carts, many of which are much larger companies possessing substantially greater financial resources and facilities than the Company.

Company's Office

     The Company's headquarters are located 2501 Lansdowne Avenue, Saskatoon, Saskatchewan, Canada S7J 1H3 and the telephone number is
(306) 343-5799. The Company uses 100 square feet of space at the home of Robert Kinloch, the Company's Secretary. There is no monthly.

Employees

     The Company is a development stage company and currently has no employees other than its Officers and Directors. The Company intends to hire additional employees as needed.

RISK FACTORS

     1. Start-up Company with No History of Earnings. The Company has no current operating history and is subject to all of the risks inherent in a developing business enterprise including lack of cash flow and product acceptance. Further, the Company is subject to additional risk factors relating to the food service industry such as unpredictable and changing public taste, spending, and eating habits. The likelihood of success of the Company must be considered in light of the problems, expenses, difficulties, complications and delays frequently encountered in connection with a new business in general and those specific to the food service industry and the competitive and regulatory environment in which the Company will operate.

     2. Development and Market Acceptance of Products. The Company's success and growth will depend upon the Company's ability to market its existing products. The Company's success will depend in part upon the market's acceptance of, and the Company's ability to deliver and support its products. See "Business - Products."

     3. Dependence on Suppliers; No Manufacturing Facilities or Personnel. The Company is dependent upon an outside supplier for all of its Mobile Vending Carts, hot dogs and hot dog related supplies. While the Company has not encountered difficulty in obtaining Mobile Vending Carts, hot dogs or hot dog related supplies during the development phase, there can be no assurance its current sources will be able to meet all of the Company's future demands on a timely basis. The unavailability of Mobile Vending Carts, hot dogs or hot dog related supplies will result in the Company ceasing operations.

     4. Liquidity; Need for Additional Financing. The Company believes that it has the cash it needs for at least the next twelve months based upon its internally prepared budget. The Company's cash requirements, however, are not easily predictable and there is a possibility that its budget estimates will prove to be inaccurate. If the Company is unable to generate a positive cash flow before its cash is depleted, it will be required to curtail operations substantially, seek additional capital. There is no assurance that the Company will be able to obtain additional capital if required, or if capital is available, to obtain it on terms favorable to the Company. The Company may suffer from a lack of liquidity in the future which could impair its short-term marketing and sales efforts and adversely affect its results of operations. See "Management's Discussion and Analysis of Financial Condition and Results of Operations."

     5. Competition. Most of the Company's competitors have substantially greater financial, technical and marketing resources than the Company. In addition, the Company's products compete indirectly with numerous other products. As the market for the Company's products expand, the Company expects that additional competition will emerge and that existing competitors may commit more resources to those markets. See "Business - Competition."

     6. Local Governmental Regulation. The Mobile Vending Carts to be sold by the Company's will be subject to state and local licensing regulations applicable to food service establishments (health and sanitation codes, occupational safety codes and the like) and zoning restrictions. Although the Company's Mobile Vending Carts comply with all local restrictions and requirements in Canada, there can be no assurance that the same Mobile Vending Carts at any specific site will be able to comply with all such local regulations or that compliance, where possible, will not involve additional expenditures.

     7. Reliance Upon Directors and Officers. The Company is wholly dependent, at the present, upon the personal efforts and abilities of its Officer and Directors, James Oste, President and member of the Board of Directors; David Glass, Treasurer and member of the Board of Directors; and, Rob Kinloch, Secretary and member of the Board of Directors, who exercise control over the day to day affairs of the Company. See "Business" and "Management."

     8. Issuance of Additional Shares. 89,967,000 shares of Common Stock or 89.96% of the 100,000,000 authorized shares of Common Stock of the Company are unissued. The Board of Directors has the power to issue such shares, subject to shareholder approval, in some instances. Although the Company presently has no commitments, contracts or intentions to issue any additional shares to other persons, other than in the exercise of options and warrants, the Company may in the future attempt to issue shares to acquire products, equipment or properties, or for other corporate purposes. Any additional issuance by the Company, from its authorized but unissued shares, would have the effect of diluting the interest of existing shareholders. See "Description of Securities."

     9. Indemnification of Officers and Directors for Securities Liabilities. The Company's Articles of Incorporation provide that the Company will indemnify any Director, Officer, agent and/or employee as to those liabilities and on those terms and conditions as are specified in The Company Act of the State of Nevada. Further, the Company may purchase and maintain insurance on behalf of any such persons whether or not the corporation would have the power to indemnify such person against the liability insured against. The foregoing could result in substantial expenditures by the Company and prevent any recovery from such Officers, Directors, agents and employees for losses incurred by the Company as a result of their actions. Further, the Company has been advised that in the opinion of the Securities and Exchange Commission, indemnification is against public policy as expressed in the Securities Act of 1933, as amended, and is, therefore, unenforceable.

     10. Cumulative Voting, Preemptive Rights and Control. There are no preemptive rights in connection with the Company's Common Stock. Shareholders may be further diluted in their percentage ownership of the Company in the event additional shares are issued by the Company in the future. Cumulative voting in the election of Directors is not provided for. Accordingly, the holders of a majority of the shares of Common Stock, present in person or by proxy, will be able to elect all of the Company's Board of Directors. See "Description of Securities."

     11. No Dividends Anticipated. At the present time the Company does not anticipate paying dividends, cash or otherwise, on its Common Stock in the foreseeable future. Future dividends will depend on earnings, if any, of the Company, its financial requirements and other factors. See "Dividend Policy."

ITEM 2.   MANAGEMENT'S DISCUSSION AND ANALYSIS OR PLAN OF OPERATION.

Selected Financial Data

     The selected financial data presented below has been derived from the financial statements of the Company. The following table summarizes certain financial information and should be read in conjunction with "Plan of Operation" and the Financial Statements and related notes included elsewhere in this Registration Statement. The information shown below may not be indicative of the Company's future results of operations.

Selected Financial Data

                                             Period from Inception
                                             on August 27, 1998 to
                                             December 31, 1998

     Cash                                    $ 105,553
     Total assets                            $ 105,553
     Net loss for period                     $ 46,783
     Loss per share
       Primary                               $   0.01
       Diluted                               $   0.01

     The Company has inadequate cash to maintain operations during the next twelve months. In order to meet its cash requirements the Company will have to raise additional capital through the sale of securities or loans. As of the date hereof, the Company has not made sales of additional securities and there is no assurance that it will be able to raise additional capital through the sale of securities in the future. Further, the Company has not initiated any negotiations for loans to the Company and there is no assurance that the Company will be able to raise additional capital in the future through loans. In the event that the Company is unable to raise additional capital, it may have to suspend or cease operations.

     The Company does not intend to conduct any product research or development. The Company intends to rely entirely upon MTS for product research and development.

     The Company does not intend to purchase a plant or significant equipment.

     The Company will hire employees on an as needed basis, however, the Company does not expect any significant changes in the number of employees.

     The Company expects to commence operations and earn revenues in the third quarter of 1999. There is no assurance, however, that the Company will commence operations or earn said revenues.

Results of Operations - (August 27, 1998) through December 31, 1998.

     The Company is considered to be in the development stage as defined in Statement of Financial Accounting Standards No. 7. There have been no operations since incorporation.

Liquidity and Capital Resources.

     The Company issued 10,033,000 shares of its Common Stock to officers, directors and others. The Company has no operating history and no material assets. The Company has $105,553 in cash as of December 31, 1998.


ITEM 3.   DESCRIPTION OF PROPERTIES.

          The Company does not own any real or personal property. The Company's only asset is cash.

ITEM 4.   SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND
          MANAGEMENT.

     The following table sets forth the Common Stock ownership of each person known by the Company to be the beneficial owner of five percent or more of the Company's Common Stock, each director individually and all officers and directors of the Company as a group. Each person has sole voting and investment power with respect to the shares of Common Stock shown, unless otherwise noted, and all ownership is of record and beneficial.

Name and                                Number of                Percent of
address of owner         Shares         Position                 Class

James F. Oste            5,000,000      President, Chief Executive    49.84%
350 Margaret Ave.                       Officer and a member of
Winnipeg, Manitoba                      the Board of Directors
Canada R2V 1T8

David G. Glass             250,000      Treasurer, Chief               2.49%
201 Ambassador Row                      Financial Officer and a
Winnipeg, Manitoba                      member of the Board of
Canada   R2U 3L9                        Directors

Robert J. Kinloch        2,000,000      Vice President, Chief         19.93%
2501 Lansdowne Ave.                     Operations Officer and a
Saskatoon, Saskatchewan                 member of the Board of
Canada S7J 1H3                          Directors

All officers and         7,250,000                                    72.26%
directors as a
group (3 persons)


ITEM 5.   DIRECTORS, EXECUTIVE OFFICERS, PROMOTERS AND CONTROL PERSONS.

     The officers and directors of the Company are as follows:

Name                     Age       Position

James Oste               48        President, Chief Executive Officer
                                   and a member of the Board of
                                   Directors

David Glass              52        Treasurer, Chief Financial Officer
                                   and a member of the Board of
                                   Directors

Robert Kinloch           42        Vice President, Chief Operating
                                   Officer and a member of the Board
                                   of Directors

     Each director serves for a term of three years and one-third of the directors are elected at the annual meeting of shareholders. The Company's officers are appointed by the Board of Directors and hold office at the discretion of the Board.

James Oste - President, Chief Executive Officer and Board Member.

     Since inception, Mr. Oste has been a founder, the President and a member of the Board of Directors of the Company. Since September 1997, Mr. Oste has been the President, Chief Executive Officer and member of the Board of Directors of Mr. Tube Steak Canada, Inc. From May 1985 to March 1999, Mr. Oste was a founder, the President and a Director of Karenco Foods Ltd. Karenco is a franchiser of a soup and sandwich style deli, under the trade name of Deli Stop. From October 1995 to March 1999, Mr. Oste was a Director of Mr. Tube Steak Canada Ltd., a Alberta corporation. From April 1992 to December 1998, Mr. Oste was a Director of Montana Marketing Group, Inc. Montana Marketing is a wholly owned subsidiary of Mr. Tube Steak Canada, Inc. From December 1993 to March 1999, Mr. Oste was a Director of Mr. T.S. Holdings Inc., a Nevada corporation, a wholly owned subsidiary of Mr. Tube Steak of Canada. From August 1990 to November 1998, Mr. Oste was a Director of D.S. Holdings Ltd. From September 1996 to June 1998, Mr. Oste was a Director of Montana Motor Lines Ltd. Mr. Oste attended Red River Community College and graduate from Dun & Bradstreet in 1975 with a degree in Commercial Credit Analysis.

David Glass - Treasurer, Chief Financial Officer and Board Member.

     Since inception, Mr. Glass has been a founder, the Treasurer, Chief Financial Officer and a member of the Board of Directors. Since February 1985, Mr. Glass has been a partner with the accounting firm of Shell & Glass in Winnipeg, Manitoba, Canada. From May 1977 to March 1999, Mr. Glass worked as an independent management consultant. Mr. Glass graduated from the Accountancy of Manitoba in 1971 with a certificate in accounting and is a licensed accountant in Winnipeg, Manitoba, Canada.

Robert Kinloch - Vice President, Chief Operating Officer and Board
Member.

     Since inception, Mr. Kinloch has been a founder, the Vice President Chief Operating Officer and a member of the Board of Directors. From April 1998 to February 1999, Mr. Kinloch has been the
head of investor relations for Mr. Tube Steak Canada, Inc.   From June
1993 to June 1996, Mr. Kinloch was a commercial charter pilot for Loyal Air. Loyal Air is located in Belleville, Ontario. From June 1987 to September 1990, Mr. Kinloch was a registered commodity futures trader with the Ontario Securities Commission. From June 1987 to September 1990, Mr. Kinloch was an independent floor trader on the Toronto Futures Exchange, Toronto Stock Exchange. From December 1988 to December 1997, Mr. Kinloch was a co-founder and Vice President of Lakebreeze Properties Ltd. Lakebreeze is a property development company. Mr. Kinloch graduated from the University of Saskatchewan in 1992 with a degree in Philosophy.

ITEM 6.   EXECUTIVE COMPENSATION.

Summary Compensation.

     The following table sets forth the compensation paid by the Company since inception August 27, 1998 through December 31, 1998, for each officer and director of the Company. This information includes the dollar value of base salaries, bonus awards and number of stock options granted, and certain other compensation, if any.

                     SUMMARY COMPENSATION TABLE
(a)         (b)   (c)     (d)     (e)     (f)        (g)        (h)     (i)
                                  Other   Restricted Securities
Name and                          Annual  Stock      Underlying LTIP    All
                                                     Other
Principal                        Compen-             Options/           Compen-
Position     Year Salary  Bonus  sation  Award(s)    SARs       Payouts sation
                  ($)     ($)    ($)     ($)         (#)        ($)     ($)

James Oste   1998 0        0      0      0           0          0       0
President

David        1998 0        0      0      0           0          0       0
 Glass
Treasurer

Robert       1998 0        0      0      0           0          0       0
 Kinloch
Secretary


     The Company anticipates paying the following salaries in 1999, subject to the Company beginning profitable operations and generating sufficient revenues to pay the same:

James Oste          President           1999           $ 24,000 [1]
David  Glass        Treasurer           1999           $      0
Robert Kinloch      Secretary           1999           $ 22,000 [1]

[1]  Projected.

     There are no stock option, retirement, pension, or profit sharing plans for the benefit of the Company's officers and directors.

Option/SAR Grants.

     No individual grants of stock options, whether or not in tandem with stock appreciation rights ("SARs"), and freestanding SARs have been made since the Company's inception to any officer or director.

Long-Term Incentive Plan Awards.

     The Company does not have any long-term incentive plans that provide compensation intended to serve as incentive for performance.

Compensation of Directors.

     Directors do not receive any compensation for serving as members of the Board of Directors. The Board has not implemented a plan to award options to any Directors. There are no contractual arrangements with any member of the Board of Directors.

     The Company has not paid any paid salaries to its officers for since the Company's inception and does not plan to do so until such time as the Company beings operating profitably.

ITEM 7.   CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS.

     In October 1998, the Company issued 5,000,000 shares of common stock to James F. Oste, the Company's President in consideration of the $50,000.

     On August 27, 1998, Mr. Oste lent the Company $20,000 as evidenced by a promissory note dated August 27, 1998. The promissory note does not accrue any interest. Pursuant to the agreement of the parties, demand to pay the promissory note could not be made by Mr. Oste until June 1, 1999. On March 15, 1999, Mr. Oste extended the time period to call the promissory note to March 15, 2000.

     In February 1999, the Company issued 250,000 shares of common stock to David G. Glass, the Company's Treasurer in consideration of the $10,000.

     In October 1998, the Company issued 2,000,000 shares of common stock to Robert J. Kinloch, the Company's Secretary in consideration of services rendered by Mr. Kinloch as a finder in locating investors for the Company's securities.

     On January 10, 1999, the Company entered into an agreement with Mister Tube Steak Canada Inc. ("MTS") wherein the Company was appointed MTS's exclusive distributor in California and Washington. See "ITEM 1, BUSINESS." Mr. Oste is President and a Director of MTS and Mr. Kinloch is head of investor relations for MTS. As a result of Messrs. Oste and Kinloch's positions with the Company and MTS, a potential conflict of interest exists with respect to matters relating to the operation of
the Company.       Messrs. Oste and Kinloch have agreed, so long as
they are officers and directors of the Company and affiliated with MTS, that all opportunities presented to them will be made available to MTS and the Company on an equal basis, but subject to the terms and conditions of the agreement between the Company and MTS. For example, orders for the purchase of the Mobile Vending Carts and Products emanating from California and Washington will belong to the Company. Orders for products emanating from outside California and Washington will belong to MTS since those jurisdictions are not covered by the

Agreement. In the event that some business opportunity is presented to the Company which does not fall within the foregoing parameters, the business opportunity will be offered to the Company and MTS on an equal basis. At the present time the Company cannot comprehend an opportunity which would cause the Company to offer the same to MTS on an equal basis, however, in the event such opportunity does appear, the same will be so offered.

     Further, Mr. Oste has agreed to abstain from voting, as an officer and director of the Company and MTS, on matters which result in a
conflict of interest with respect to both corporations.   Mr. Kinloch,
on the other hand, is not an officer or director of MTS and accordingly will not be voting or involved with the policy decisions of MTS. Mr. Kinloch, however, has agreed not to vote, as an officer or director of the Company on matters which result in a conflict of interest between the Company and MTS. Accordingly, where a conflict of interest exists between the Company and MTS, the same will be decided by the Company's remaining officer and director, Mr. David Glass.


ITEM 8.   LEGAL PROCEEDINGS.

     The Company is not a party to any pending or threatened litigation and to its knowledge, no action, suit or proceedings has been threatened against its officers and its directors.


ITEM 9.   MARKET PRICE FOR COMMON EQUITY AND OTHER SHAREHOLDER MATTERS.

          No market exists for the Company's securities and there is no assurance that a regular trading market will develop, or if developed, that it will be sustained. A shareholder in all likelihood, therefore, will be unable to resell the securities referred to herein should he or she desire to do so. Furthermore, it is unlikely that a lending institution will accept the Company's securities as pledged collateral for loans unless a regular trading market develops.

     There are no plans, proposals, arrangements or understandings with any person with regard to the development of a trading market in any of the Company's securities. Public Securities, Inc, however, has filed a Form 211 with the National Association of Securities Dealers, Inc. (the "NASD") requesting that the Company's common stock be listed on the Bulletin Board operated by the NASD. On January 4, 1999, the NASD amended its rules regarding listing of securities for trading on the Bulletin Board. Effective on January 4, 1999, securities of corporations will not be listed for trading on the Bulletin Board unless the corporation files reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934. Accordingly, the Company's common stock will not be listed for trading on the Bulletin Board until such time as this registration statement is declared effective by the Securities and Exchange Commission (the "Commission") and the Company has satisfied all comments made by the Commission.

     As of February 26, 1999, the Company has 47 holders of record of its Common Stock.

     The Company has not paid any dividends since it is inception and does not anticipate paying any dividends on its Common Stock in the foreseeable future.


ITEM 10.  RECENT SALES OF UNREGISTERED SECURITIES.

     The Company has 10,033,000 shares of Common Stock issued and outstanding as of February 26, 1999. Of the 10,033,000 shares of the Company's Common Stock outstanding, 2,783,000 shares are freely tradeable and 7,250,000 shares can only be resold in compliance with Reg. 144 adopted under the Securities Act of 1933 (the "Act").

     In general, under Rule 144 as currently in effect, a person (or persons whose Shares are aggregated) who has beneficially owned Shares privately acquired directly or indirectly from the Company or from an affiliate, for at least one year, or who is an affiliate, is entitled to sell within any three month period a number of such Shares that does not exceed the greater of 1% of the then outstanding shares of the Company's Common Stock or the average weekly trading volume in the Company's Common Stock during the four calendar weeks, immediately preceding such sale. Sales under Rule 144 are also subject to certain manner of sale provisions, notice requirements and the availability of current public information about the Company. A person (or persons whose Shares are aggregated) who is not deemed to have been an affiliate at any time during the 90 day preceding a sale, and who has beneficially owned Restricted Shares for at least two years, is entitled to sell all such Shares under Rule 144 without regard to the volume limitations, current public information requirements, manner of sale provisions or notice requirements.

     In October 1998, the Company issued 5,000,000 "restricted" shares of common stock to James F. Oste, the Company's President in consideration of the $50,000. The foregoing shares were issued pursuant to Section 4(2) of the Act.

     In February 1999, the Company issued 250,000 "restricted" shares of common stock to David G. Glass, the Company's Treasurer in consideration of the $10,000. The foregoing shares were issued pursuant to Section 4(2) of the Act.

     In October 1998, the Company issued 2,000,000 shares of common stock to Robert J. Kinloch, the Company's Secretary in consideration of services rendered by Mr. Kinloch as a finder in locating investors for the Company's securities. The foregoing shares were issued pursuant to
Section 4(2) of the Act.

     Between December 1998 and February 1999, the Company sold
1,283,000 shares of Common Stock to 43 individuals in consideration of $64,150 in cash pursuant to Reg. 504 of the Act.

     In February 1999, the Company sold 1,500,000 shares of Common Stock to 3 individuals in consideration of $60,000 in cash, pursuant to Reg. 504 of the Act.


ITEM 11.  DESCRIPTION OF SECURITIES.

Common Stock

     The authorized Common Stock of the Company consists of 100,000,000 shares, $0.001 par value per share. All shares have equal voting rights, are non-assessable and have one vote per share. All shares have equal voting rights, are non-assessable and have one vote per share. Voting rights are not cumulative and, therefore, the holders of more than 50% of the Common Stock could, if they chose to do so, elect all of the directors of the Company.

     Upon liquidation, dissolution or winding up of the Company, the assets of the Company, after the payment of liabilities, will be distributed pro rata to the holders of the Common Stock. The holders of the Common Stock do not have preemptive rights to subscribe for any securities of the Company and have no right to require the Company to redeem or purchase their shares. The shares of Common Stock presently outstanding are fully paid and non-assessable.

Dividends

     Holders of the Common Stock are entitled to share equally in dividends when, as and if declared by the Board of Directors of the Company, out of funds legally available therefore. No dividend has been paid on the Common Stock since inception, and none is contemplated in the foreseeable future.

Transfer Agent

     The Company's transfer agent is TranSecurities International, Inc., 2510 North Pines Road, Suite 202, Spokane, Washington 99216 and its telephone number is (509) 927-1255.


ITEM 12.  INDEMNIFICATION OF DIRECTORS AND OFFICERS.

     The laws of the state of Nevada and certain provisions of the Company's Articles of Incorporation under certain circumstances provide for indemnification of the Company's Officers, Directors and controlling persons against liabilities which they may incur in such capacities. A summary of the circumstances in which such indemnification is provided for is contained herein, but this description is qualified in its entirety by reference to the Company's Articles of Incorporation and to the statutory provisions.

     In general, any Officer, Director, employee or agent may be indemnified against expenses, fines, settlements or judgments arising in connection with a legal proceeding to which such person is a party, if that person's actions were in good faith, were believed to be in the Company's best interest, and were not unlawful. Unless such person is successful upon the merits in such an action, indemnification may be awarded only after a determination by independent decision of the Board of Directors, by legal counsel, or by a vote of the shareholders, that the applicable standard of conduct was met by the person to be indemnified.

     The circumstances under which indemnification is granted in connection with an action brought on behalf of the Company is generally the same as those set forth above; however, with respect to such actions, indemnification is granted only with respect to expenses actually incurred in connection with the defense or settlement of the action. In such actions, the person to be indemnified must have acted in good faith and in a manner believed to have been in the Company's best interest, and have not been adjudged liable for negligence or misconduct.


ITEM 13.  FINANCIAL STATEMENTS.


           Financial Statements begin on following page.

                          MOEN AND COMPANY
                       CHARTERED ACCOUNTANTS
P. O. Box 10129
1400 IBM Tower                          Telephone:     (604) 662-8899
701 West Georgia Street                 Fax:           (604) 662-8809
Vancouver, B.C. V7Y IC6



                    INDEPENDENT AUDITORS' REPORT

To the Directors of
Pacific Cart Services Ltd. (A Nevada Corporation)
(A Development Stage Company)

We have audited the accompanying Balance Sheet of Pacific Cart Services Ltd (A Development Stage Company) as at December 31, 1998, and the related Statement of Income, Retained Earnings, (Deficit), Cash Flows and Shareholders' Equity for the period from date of incorporation on August 27, 1998 to December 31, 1998. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Pacific Cart Services Ltd. (A Development Stage Company) as of December 31, 1998 and the results of its operations and Cash Flows for the period from August 27, 1998 to December 31, 1998 in conformity with generally accepted accounting principles.

/s/ Moen and Company
Chartered Accountants

Vancouver, British Columbia, Canada
April 19, 1999

                     PACIFIC CART SERVICES LTD.
                       (A Nevada Corporation)
                   (A Development Stage Company)
                           Balance Sheet
                         December 31, 1998
                         (In U.S. Dollars)

                               ASSETS

Current Assets
  Cash                                                 $  105,553
                                                       ==========

                LIABILITIES AND SHAREHOLDERS' EQUITY

Current Liabilities
 Accounts payable and accrued                          $      750
 Note payable to shareholder, James Oste,
  unsecured, non-interest bearing and not
   subject to demand before March 15, 2000                 20,000
 Due to related parties (note 4(d))                         2,436
                                                       ----------
                                                           23,186
                                                       ----------
Shareholders' Equity
 Capital Stock (note 3)
 Authorized:
   100,000,000 common shares at $0.001 par value
 Issued and fully paid
   8,283,000 common share at par value                      8,283
 Additional paid-in capital                               405,867
 Deferred compensation                                   (285,000)
                                                       ----------
                                                          129,150
 Deficit, accumulated during the development stage        (46,783)
                                                       ----------
                                                           82,367
                                                       ----------
                                                       $  105,553
                                                       ==========

Approved on Behalf of the Board

/s/ James Oste           Director
/s/ David Glass          Director
/s/ Robert J. Kinloch    Director



      See Accompanying Notes and Independent Auditors' Report

                     PACIFIC CART SERVICES LTD.
                       (A Nevada Corporation)
                   (A Development Stage Company)
                        Statement of Income
      For the Period From August 27, 1998 to December 31, 1998
                         (In U.S. Dollars)

Administration Expenses
  Accounting fee                                  $     2,050
  Bank charges                                             60
  Compensation (note 7)                                15,000
  Legal expenses                                       20,152
  Office expenses                                         673
  Transfer agent fees                                   1,000
  Travel expenses                                       7,848
                                                  -----------
Total administration expenses                          46,783
                                                  -----------
Net Loss for the Period                           $   (46,783)
                                                  ===========
Net Loss Per Common Share
  Basic                                           $     (0.01)
  Diluted                                         $     (0.01)
Average Number of Common Shares Outstanding
  Basic                                             5,092,851
  Diluted                                           5,092,851



                     PACIFIC CART SERVICES LTD.
                       (A Nevada Corporation)
                   (A Development Stage Company)
              Statement of Retained Earnings (Deficit)
      For the Period From August 27, 1998 to December 31, 1998
                         (In U.S. Dollars)

Balance, beginning of period                      $        -
Net Loss for the Period                               (46,783)
                                                  -----------
Retained Earnings (Deficit), December 15, 1998    $   (46,783)
                                                  ===========




      See Accompanying Notes and Independent Auditors' Report.

                     PACIFIC CART SERVICES LTD.
                       (A Nevada Corporation)
                   (A Development Stage Company)
                      Statement of Cash Flows
     For the Period From August 27, 1999 to December 31, 1998)
                         (In U.S. Dollars)

Cash Provided by (Used for)
Operating Activities
  Loss for the period                             $  (46,783)
  Changes in non-cash working capital items
    Accounts payable                                     750
    Deferred compensation expenses                    15,000
                                                  ----------
                                                     (31,033)
                                                  ----------
Investing Activities                                      -
                                                  ----------
Financing Activities
  Capital stock subscribed for cash                  114,150
  Note payable to shareholder                         20,000
  Due to related parties                               2,436
                                                  ----------
                                                     136,586
                                                  ----------
Increase in Cash During the Period                   105,553
Cash, Beginning of the Period                             -
                                                  ----------
Cash, End of the Period                           $  105,553
                                                  ==========
















      See Accompanying Notes and Independent Auditors' Report

                     PACIFIC CART SERVICES LTD.
                       (A Nevada Corporation)
                   (A Development Stage Company)
                 Statement of Shareholders' Equity
 From Date of incorporation on August 27, 1998 to December 31, 1998
                         (in U.S. Dollars)

                         Price     Number of           Additional
                         per       Common    par       Paid-in
                         Share     Shares    Value     Capital
Oct 5 99 Shares
  subscribed by Director
  for cash (note 7(b))   $0.05     5,000,000 $5,000    $245,000
Oct 5 99 Shares
  subscribed by Director
  for finders, fee
  (note 7(a))            $0.05     2,000,000  2,000      98,000
Dec 7 98 Share
  subscribed by private
  placement for cash     $0.05     1,283,000  1,283      62,867
Deferred Compensation
Net loss for the period
                                   --------- ------    --------
Balance,
  December 31, 1998                8,283,000 $8,283    $405,867
                                   ========= ======    ========



















      See Accompanying Notes and Independent Auditors' Report

                                F-5a

                     PACIFIC CART SERVICES LTD.
                       (A Nevada Corporation)
                   (A Development Stage Company)
                 Statement of Shareholders' Equity
 From Date of incorporation on August 27, 1998 to December 31, 1998
                         (in U.S. Dollars)

                                        Total     Retained    Total
                          Deferred      Capital   Earnings    Shareholders'
                          Compensation  Stock     (Deficit)   Equity
Oct 5 99 Shares
  subscribed by Director
  for cash (note 7(b))                  $ 250,000             $ 250,000
Oct 5 99 Shares
  subscribed by Director
  for finders, fee
  (note 7(a))                             100,000               100,000
Dec 7 98 Share
  subscribed by private
  placement for cash                       64,150                64,150

Deferred compensation      (285,000)     (285,000)             (285,000)

Net loss for the period                             (46,783)    (46,783)
                          ---------     ---------  --------  ----------
Balance,
  December 31, 1998       $(285,000)    $ 129,150  $(46,783) $   82,367
                          =========     =========  ========  ==========



















      See Accompanying Notes and Independent Auditors' Report

                                F-5b

                     PACIFIC CART SERVICES LTD.
                       (A Nevada Corporation)
                   (A Development Stage Company)
                   Notes to Financial Statements
                         December 31, 1998
                         (In U.S. Dollars)

Note 1.   BUSINESS OPERATIONS

   a) The Company was incorporated on August 27, 1998 under the Company Art of the State of Nevada, U.S.A. to pursue opportunities in the business of franchising fast food distributor systems.
   b) The Company is considered to be a development stage enterprise as its principal operations have not yet commenced and have not yet produced revenue. The deficit to December 31, 1998 has been accumulated in the development stage.
   c) The first fiscal year end of the Company is December 31, 1998.

Note 2.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

   a)   Administration Costs
        Administration costs are written off to operations during the period.
   b)   Translation of Foreign Currency
        The accounts of the Company are translated into U.S. dollars on the following basis:
        - current assets and liabilities at the rate of exchange in effect at the balance sheet date
        - administration expenses at the average rate in effect during the period
        - non-current assets and liabilities at rates prevailing when the transaction occurred
   c)   Basis of Presentation
        These financial statements are prepared in accordance with United States Generally Accepted Accounting Principles
        (GAAP).
   d)   Net Loss Per Share
        Net loss per common share is computed by dividing net loss by the weighted average number of shares outstanding (including shares subscribed but unissued) during the period.

Note 3.   CAPITAL STOCK

   i) 1,273,000 common shares subscribed had been issued by the transfer agent to December 31, 1998. 7,000,000 common shares were subsequently issued on February 2, 1999 (note 6 (b)), leaving a balance of 10,000 common shares unissued. The transfer agent has been authorized by the Company to issue these shares.

      See Accompanying Notes and Independent Auditors' Report

                     PACIFIC CART SERVICES LTD.
                       (A Nevada Corporation)
                   (A Development Stage Company)
                   Notes to Financial Statements
                         December 31, 1998
                          (In U.S. Dollars)

Note 3.   CAPITAL STOCK (cont'd)

   ii)  Cash consideration for shares was $114,150 representing
        $50,000 received for the issuance of 5,000,000 shares subscribed by a director and $64,150 received for the issuance of 1,283,000 shares at $0.05 per share.

Note 4.   RELATED PARTY TRANSACTIONS:

   a)   Finders' fees for director - $20,000
        By Directors' Resolution dated October 5, 1998, the Company authorized the issuance of 2,000,000 shares to Robert Kinloch at a price of $0.01 per share for $20,000 representing finders' fees for services rendered to the Company for finding investors to invest in initial seed capital. Robert Kinloch is Secretary and Director of the Company. There is additional compensation of $80,000 based on a value of $0.05 per share. The compensation is amortized over a five year period as outlined in note 7.
   b)   Share subscription by director - $50,000
        By Directors' Resolution dated October 5, 1998, the Company authorized the share subscription for 5,000,000 shares at a price of $0.01 per share for James Oste, Chairman, President and Director of the company. There is additional compensation of $200,000 based on a value of $0.05 per share. The compensation is amortized over a five year period as outlined in note 7.
   c)   Management fees
        No management fees have been incurred by the Company to December 31, 1998.
   d)   Expenses paid by directors
        Expenses incurred by directors on behalf of the Company comprised of office expenses of $588 and travel and related costs of $7,848, for total costs of $8,436, $6,000 of which has been paid to December 31, 1998, with a balance unpaid of $2,436 due to the following directors and officers, which is included in current liabilities as of December 31, 1998:

          James Oste, Chairman, President, Director    $    486
          Robert Kinloch, Secretary, Director             1,950
                                                       --------
          Balance unpaid at December 31, 1998          $  2,436


     See Accompanying Notes and Independent Auditors' Report

                     PACIFIC CART SERVICES LTD.
                       (A Nevada Corporation)
                   (A Development Stage Company)
                   Notes to Financial Statements
                         December 31, 1998
                         (in U.S. Dollars)

Note 4.   RELATED PARTY TRANSACTIONS: (cont'd)

   e)   Subsequent agreement with Mister Tube Steak Canada Inc.
        James Oste is President, Director and a shareholder of Mister Tube Steak Canada Inc. as outlined in subsequent event note 6(a)(ix)
   f)   Note payable - $20,000
        The note payable of $20,000 is payable to James Oste. It is unsecured and was initially not subject to demand before June 1, 1999; the latter date has been subsequently changed by letter dated March 15, 1999, to an earliest call date of March 15, 2000, as described in subsequent event note 6(d),

Note 5.   INCOME TAXES

   The Company has a loss for income tax purposes that may be carried forward to be applied against future taxable income. The benefit of a potential reduction in future income tax has not been recorded as an asset at December 31, 1998 as it is reduced by a valuation allowance.

Note 6.    SUBSEQUENT EVENTS

   a)   Agreement with Mister Tube-Steak Canada Inc.
        i) By agreement dated January 10, 1999 and signed on January 26, 1999, between Mister Tube Steak Canada Inc. ("MTS") and Pacific Cart Services Ltd. ("PCS") MTS appointed PCS as its exclusive distributor for its products in California and Washington State.
        ii) The effective date of the agreement is February 1, 1999 for an initial period of five years.
        iii) Products purchased by PCS from MTS represented by equipment and food and dry goods are payable on a sixty day basis.
        iv) MTS will provide product liability insurance in the amount of $2,000,000 CDN.







    See Accompanying Notes and independent Auditors' Report

                     PACIFIC CART SERVICES LTD.
                       (A Nevada Corporation)
                   (A Development Stage Company)
                   Notes to Financial Statements
                         December 31, 1998
                         (in U.S. Dollars)

Note 6.   SUBSEQUENT EVENTS (cont'd)

        v) The term of the agreement is for five years unless terminated earlier on consent of both parties. The agreement shall automatically renew for successive two-year periods, commencing on the fifth anniversary, unless PCS provides 180 days prior written notice to MTS of its intent not to renew. MTS shall have the right to cancel this agreement on the fifth anniversary and second anniversary of any subsequent renewal upon not less than 180 days prior written notice to PCS.
        vi) The agreement provides for reimbursement to PCS for value of business and goodwill created by PCS if the agreement is terminated by MTS for other than a default or breach by PCS.
        vii) If MTS intends to sell all or any part of its business PCS shall have a first right of refusal.
       viii) The agreement is not assignable as security or otherwise by either party without the prior consent of the other.
        ix) James Oste is President, Director and shareholder of Mister Tube Steak Canada Inc.

   b) Share Capital

        i) 7,000,000 common shares subscribed to December 31, 1998 were subsequently issued on February 2, 1999.
        ii) On February 3, 1999, the Company received $60,000 as the proceeds of the subscription for and issuance of 1,500,000 common shares at a price of $0.04 per share.
        iii) 250,000 common shares were issued at a price of $0.04 per share for a total of $10,000 to David Glass for financial services. David Glass is a director and officer of the Company. Based upon a price of $0.05 per share the Company would be recording deferred compensation of $0,01 per share for a total of $2,500 to be amortized over a five year period.
   c)   Employment Agreement
        Employment agreements dated March 15, 1999 were entered into by the Company for a five year period from January 1, 1999 to December 31, 2003, as follows:



       See Accompanying Notes and independent Auditors' Report

                     PACIFIC CART SERVICES LTD.
                       (A Nevada Corporation)
                   (A Development Stage Company)
                   Notes to Financial Statements
                         December 31, 1998
                         (in U.S. Dollars)

Note 6.   SUBSEQUENT EVENTS (cont'd)

        i) James Oste to be employed as President, Chief Executive Officer and Director of the Company, commencing at $24,000 per year,
        ii) Robert Kinloch, to be employed as Executive Vice President, Chief Operating Officer, and Director of the Company commencing at $22,000 per year.
        iii) for both of the above agreements, subsequent year compensation is to be negotiated prior to commencement of a new year. Additional compensation is as follows:
             * reimbursement of all out-of-pocket expenses payable or incurred by the employee in connection with his duties under the agreement
             * all reasonable travelling expenses incurred by the employee in the course of his duties
             *    six weeks paid vacation
             *    club membership not to exceed $1,000
             * stock option package to be negotiated during the first year of employment

   d)   Note Payable - Extension of Call Date
        By letter dated March 15, 1999, the promissory note for $20,000 in favor of James Oste had its earliest call date extended from June 1, 1999 to March 15, 2000,

Note 7.   COMPENSATION/DEFERRED COMPENSATION

   Shares have been issued that give rise to compensation expense. This compensation is amortized over a five year period, with three months thereof expensed as of December 31, 1998. Details of compensation expense and deferred compensation are as follows:













       See Accompanying Notes and independent Auditors' Report

                     PACIFIC CART SERVICES LTD.
                       (A Nevada Corporation)
                   (A Development Stage Company)
                   Notes to Financial Statements
                         December 31, 1998
                         (in U.S. Dollars)

Note 7.   COMPENSATION/DEFERRED COMPENSATION (cont'd)
                                                       Compensation
                                                       Expense to
                              Total          Deferred  December 31,
                              Compensation   Portion   1998

a)   2,000,000 common shares
     issued as a finder's fee
     to Robert Kinloch, a director
     and officer of the Company at
     a price of $0.05 per share  $ 100,000   $  95,000 $ 5,000
b)   5,000,000 common shares
     subscribed by James Oste,
     a director and officer of the
     Company at a cash price of
     $0.01 per share for a total
     of $50,000 giving rise to
     compensation at $0.04 per
     share, or $200,000            200,000     190,000      10
                                 ---------   --------- -------
                                 $ 300,000   $ 285,000 $ 15,000
                                 ---------   --------- --------

   Employment agreements for a five year period were subsequently entered into by the Company with James Oste and Robert Kinloch, respectively, as disclosed in subsequent event note 6(c).

Note 8.   PENSION AND EMPLOYMENT LIABILITIES

   The Company does not have any liabilities as at December 31, 1998 for pension, postemployment benefits or postretirement benefits. The Company does not have a pension plan.













      See Accompanying Notes and Independent Auditors' Report

ITEM 14. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE.

     There have been no disagreements on accounting and financial disclosures from the inception of the Company through the date of this Registration Statement.

ITEM 15.  FINANCIAL STATEMENTS AND EXHIBITS.

(a)  List of Financial Statements
     Independent Auditors' Report
     Balance Sheet
     Statement of Income
     Statement of Cash Flows
     Statement of Shareholders' Equity
     Notes to Financial Statements

b)   List of Exhibits.

Exhibit No.    Description

3.1 *          Articles of Incorporation.

3.2 *          Bylaws.

4.1 *          Specimen Stock Certificate.

10.1 *         Agreement with Mr. Tube Steak of Canada, Inc.

10.2 *         Amendment to Agreement with Mr. Tube Steak.

27 *           Financial Data Schedule

* Previously filed.

                             SIGNATURES

     In accordance with Section 12 of the Securities Exchange Act of 1934, the registrant caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.

                              PACIFIC CART SERVICES, INC.


                              BY: /s/ James F.  Oste, President
                                  James F. Oste, President


     Pursuant to the requirements of the Securities Exchange Act of 1934, this Form 10-SB Registration Statement has been signed by the following persons in the capacities and on the dates indicated:

Signatures               Title                    Date


/s/ James F.  Oste
James F. Oste            Chairman of the Board    05/05/99
                         of Directors and
                         President


/s/ David G.  Glass
David G. Glass           Member of the Board      05/05/99
                         of Directors and Treasurer

/s/ Robert J.  Kinloch
Robert J. Kinloch        Member of the Board      05/05/99
                         of Directors and Secretary